Exhibit 99.4

FOR IMMEDIATE RELEASE
Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
- or -
Bernard Compagnon
Taylor Rafferty, London
+44-20-7936-0400
- or -
Jim Prout
Taylor Rafferty, New York
+1-212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP S.A.

Luxembourg/Portugal – June 2, 2003 – Espírito Santo Financial Group S.A. (“ESFG”) (Euronext Lisbon and NYSE: ESF) announced today that at the Annual General Meeting held in Luxembourg on Friday, 30th May 2003 the following were approved:

1. Management Report by the Board of Directors which included a proposal not to pay a dividend in respect of the year to 31st December 2002; the Auditors' Report on Statutory and Consolidated Accounts for the year to 31st December 2002.

2. Audited Statutory and Consolidated Financial Statements for the period ended 31st December 2002.

3. Discharge of the Board of Directors and Statutory Auditors in respect of the year ended 31st December 2002.

The Espírito Santo Financial Group provides, through its subsidiaries, a global and diversified range of financial services to its clients including Commercial banking, Insurance, Merchant banking, Stock-brokerage and Asset management in Portugal and internationally.

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